Exhibit 14

EXECUTION

AGREEMENT

This Agreement (the “Agreement”) is entered into as of April 18, 2014, by and among TPG Asia VI, L.P. (“Sponsor”), Healthy Harmony Holdings, L.P. (“Parent”) and Fosun Industrial Co., Limited (“Significant Stockholder”, and together with Parent and Sponsor, the “parties”).

WHEREAS, Parent, Chindex International, Inc. (the “Company”) and Healthy Harmony Acquisition, Inc., a wholly owned subsidiary of Parent, propose to enter into an Amended and Restated Agreement and Plan of Merger dated the date hereof (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company being the surviving entity of the Merger and a wholly-owned subsidiary of Parent. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

WHEREAS, concurrently herewith, Sponsor is executing and delivering (a) an amended and restated equity financing commitment letter with and in favor of Parent, pursuant to which, subject to the terms and conditions therein, Sponsor will commit to invest in Parent the amount set forth therein, and (b) an amended and restated limited guarantee (the “Guarantee”) with and in favor of the Company with respect to certain obligations of Parent and Merger Sub under the Merger Agreement.

WHEREAS, concurrently herewith, Significant Stockholder is executing and delivering an amended and restated equity financing commitment letter (the “Significant Stockholder ECL”) with and in favor of Parent, pursuant to which, subject to the terms and conditions therein, Significant Stockholder will commit to invest in Parent the amount set forth therein.

WHEREAS, concurrently herewith, the parent company of Significant Stockholder Parent, Shanghai Fosun High Technology (Group) Co., Ltd., is executing and delivering an amended and restated voting agreement in the form attached as Exhibit A hereto.

WHEREAS, on February 17, 2014, Parent and Shanghai Fosun Pharmaceuticals (Group) Co., Ltd. (“Significant Stockholder Parent”) entered into a letter agreement (the “CML Agreement”) regarding the acquisition by Significant Stockholder Parent of a 30% shareholding in Chindex Medical Limited (“CML”).

WHEREAS, on February 17, 2014, each of Sponsor and Significant Stockholder entered into a letter of commitment (the “Letters of Commitment”), pursuant to which it each had committed, subject to the terms and conditions therein, to subscribe for limited partnership interests in Parent;

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Certain Definitions. All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

(a) “Agreement” shall have the meaning set forth in the preamble.

(b) “Alternative Commitment” shall have the meaning set forth in Section 2(e) hereof.

(c) “CML” shall have the meaning set forth in the recitals.

(d) “CML Agreement” shall have the meaning set forth in the recitals.

(e) “Commitment” shall have the meaning set forth in Section 2(a) hereof.

(f) “Dispute” shall have the meaning set forth in Section 19 hereof.

(g) “Expiration Date” shall mean the earliest to occur of (i) the date and time, after April 25, 2014 that either party gives notice to the other if the Merger Agreement has not yet been executed by the Company by the time of such notice, (ii) the date and time the Merger Agreement is terminated in accordance with its terms and provisions without the Merger having been consummated, (iii) the 30th day after the date of this Agreement if the Pledge Agreement has not been delivered by Significant Stockholder and Sponsor gives written notice of such termination, and (iv) the effectiveness of a mutual written agreement of the parties hereto to terminate this Agreement.

(h) “Fee” shall have the meaning set forth in Section 2(c) hereof.

(i) “Guarantee” shall have the meaning set forth in the recitals.

(j) “HKIAC” shall have the meaning set forth in Section 19 hereof.

(k) “Letters of Commitment” shall have the meaning set forth in the recitals.

(l) “LP Interests” shall have the meaning set forth in Section 2(a) hereof.

(m) “Merger” shall have the meaning set forth in the recitals.

(n) “Merger Agreement” shall have the meaning set forth in the recitals.

(o) “Merger Sub” shall have the meaning set forth in the recitals.

(p) “parties” shall have the meaning set forth in the preamble.

(q) “Parent” shall have the meaning set forth in the preamble.

(r) “Pledge Agreement” shall have the meaning set forth in Section 4 hereof.

(s) “Requisite Significant Stockholder Stockholder Approval” shall have the meaning set forth in Section 2(b) hereof.

(t) “Shares” shall have the meaning set forth in the recitals.

(u) “Significant Stockholder” shall have the meaning set forth in the preamble.

(v) “Significant Stockholder Parent” shall have the meaning set forth in Section 2(b) hereof.

(w) “Significant Stockholder Parent’s Meeting” shall have the meaning set forth in Section 2(b) hereof.

(x) “Sponsor” shall have the meaning set forth in the preamble.

2. Equity Commitments.

(a) Pursuant to the Significant Stockholder ECL, Significant Stockholder has committed (the “Commitment”), subject to the terms and conditions set forth therein, that, at or prior to the Closing, to purchase, or cause the purchase of, directly or indirectly through one or more intermediate entities, limited partnership interests of Parent (“LP Interests”) with an aggregate purchase price of $159,000,000, at a price per LP Interest equal to the price per LP Interest paid by Sponsor at the Closing. Based on the share count information as of February 7, 2014 and the assumptions regarding capitalization set forth in the term sheet attached to the Support Agreement, if the Merger is consummated and Significant Stockholder’s Commitment is funded in full, Sponsor and Significant Stockholder are expected to hold approximately 47.6% and 48.1% of the LP Interests, respectively, at the Effective Time.

(b) The funding of Significant Stockholder’s Commitment shall be subject to (i) Shanghai Fosun Pharmaceutical (Group) Co., Ltd., a corporation incorporated under the Laws of China and the parent company of Significant Stockholder (“Significant Stockholder Parent”), having obtained the approval of the Transactions and the transactions contemplated by this Agreement by the stockholders of Significant Stockholder Parent at a duly convened general meeting (the “Significant Stockholder Parent’s Meeting”) of stockholders of Significant Stockholder Parent (the “Requisite Significant Stockholder Stockholder Approval”), (ii) the due execution and delivery of the Merger Agreement by the Company, (iii) the satisfaction or waiver of each of the conditions to Parent’s and Merger Sub’s obligations to effect the Closing set forth in Sections 7.1 and 7.2 of the Merger Agreement (in each case, other than any conditions that by their nature are to be satisfied at the Closing, but subject to the prior or substantially concurrent satisfaction or waiver of such conditions), and (iv) the substantially simultaneous consummation of the Merger in accordance with the terms of the Merger Agreement.

(c) If (i) the Merger is consummated and Significant Stockholder’s Commitment or the Alternative Commitment is not funded in full for any reason (including, without limitation, the failure to obtain the Requisite Significant Stockholder Stockholder Approval contemplated by Section 2(b)(i) above), or (ii) the Parent Termination Fee becomes payable solely due to the breach of Significant Stockholder’s obligation to fund its Commitment, Significant Stockholder shall pay to Sponsor or its designee an amount equal to US$$30,834,000 (the “Fee”) in cash by wire transfer of same day funds, as promptly as practicable (and in any event within two (2) Business Days) after the Effective Time or the termination of the Merger Agreement, as the case may be. For the avoidance of doubt, the Fee shall not be payable if the Alternative Commitment is funded in full at or prior to the Closing.

(d) If the Requisite Significant Stockholder Approval is not obtained, Significant Stockholder and Sponsor shall, for a period of one month after the Significant Stockholder Parent’s Meeting, discuss alternative arrangements relating to Significant Stockholder acquiring or investing in additional LP Interests on terms and conditions acceptable to each of Significant Stockholder and Sponsor in its sole discretion, including alternative arrangements for Significant Stockholder to fund its full Commitment at Closing on terms and conditions acceptable to each of Significant Stockholder and Sponsor in its sole discretion (any so agreed arrangement, an “Alternative Commitment”). Notwithstanding anything to the contrary, none of Sponsor, Parent or their respective affiliates shall be obligated to issue or sell LP Interests to Significant Stockholder pursuant to this Section 2(d).

(e) If the Merger is consummated and Significant Stockholder’s Commitment or the Alternative Commitment is not funded in full for any reason (including, without limitation, the failure to obtain the Requisite Significant Stockholder Stockholder Approval contemplated by Section 2(b)(i) above), Parent, Sponsor and Significant Stockholder agree that, notwithstanding anything in the contrary in the Support Agreement, no shareholders agreement shall be entered into among them unless otherwise agreed between Significant Stockholder and Sponsor in their sole discretion; provided that (i) Sponsor and Significant Stockholder shall enter into an agreement reflecting the rights of Sponsor described under “Exit Provisions” of the term sheet attached to the Support Agreement (as may be amended from time to time), (ii) Sponsor shall grant Significant Stockholder the right to appoint one director to the board of directors of the general partner of Parent and (iii) Sponsor and Significant Stockholder shall discuss other minority rights of Significant Stockholder.

3. Significant Stockholder Parent’s Meeting. Significant Stockholder shall exercise its best efforts to cause Significant Stockholder Parent to call, give notice of, convene and hold the Significant Stockholder Parent’s Meeting for the purpose of obtaining the Requisite Significant Stockholder Stockholder Approval by June 30, 2014.

4. Security. Significant Shareholder shall grant (or cause to be granted) to Sponsor a first priority security interest in all of its right, title and interest in, to the shares of Common Stock, par value $0.01 per share, of the Company beneficially owned by Significant Shareholder to secure its obligations to fund its commitment under Section 2(a) hereof and to pay the Fee, pursuant to a share pledge agreement to be mutually agreed (the “Pledge Agreement”) and entered into within 30 days hereof.

5. Guaranteed Obligations. If Section 10(c) of the Support Agreement does not apply, Significant Stockholder agrees to bear 50% of the Guaranteed Obligations (as defined in the Guarantee) payable by Sponsor under the Guarantee.

6. CML Agreement. If the Requisite Significant Stockholder Stockholder Approval shall not have been obtained prior to the Closing, Significant Stockholder shall, or shall cause Ample Up Limited and/or one or more subsidiaries of Significant Stockholder Parent to, acquire 30% of the issued and outstanding share capital of CML based on the terms contained in the CML Agreement.

7. Term. This Agreement shall come into effect automatically on June 30, 2014 and shall terminate on the Expiration Date; provided that no party shall be relieved from any liability or obligation for any breach of this Agreement prior to such termination.

8. Representations and Warranties. Each of Sponsor and Significant Stockholder hereby represents and warrants that (a) it is a corporate entity or limited partnership duly formed, validly existing and in good standing under the laws of its jurisdiction of incorporation, (b) it has all limited partnership or corporate power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby, (c) the execution, delivery and performance of this Agreement by it have been duly and validly authorized and approved by all necessary limited partnership, corporate or other organizational action, and no other actions or proceedings on the part of it is necessary to authorize the execution and delivery by it of this Agreement and the consummation of the transactions contemplated hereby, (d) this Agreement has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with the terms of this Agreement, (e) with respect to the Significant Stockholder, it has uncalled capital commitments or otherwise has available funds to fulfill its obligations under Section 2 hereof and (f) the execution, delivery and performance by it of this Agreement do not and will not (i) violate its organizational documents, (ii) violate any applicable Law or judgment or (iii) result in a violation or breach of, or constitute a default under any Contract to which it is a party or by which it or its properties or assets may be bound.

9. Publicity. So long as this Agreement is in effect, each party and its Affiliates shall not issue or cause the publication of any press release or other announcement with respect to the Merger, this Agreement or any of the other transactions contemplated hereby or thereby without the prior written approval of the other parties, except as may be required by Law or by the rules of any applicable securities exchange as determined in the good faith judgment of the party wanting to make such release or announcement, in which event such party shall use its reasonable best efforts to provide a meaningful opportunity to the other party to review and comment upon such press release or announcement prior to making it.

10. Assignment. No party hereto may assign any obligations hereunder to any other party without the prior written consent of the other parties (which consent shall not be unreasonably withheld); provided, however, that Sponsor may, without the consent of Significant Stockholder, assign its rights under this Agreement in whole or in part to any of its Affiliates.

11. Amendments and Waivers. No amendment, supplement or modification of this Agreement nor waiver of the terms or conditions hereof shall be binding upon the other parties hereto unless and until approved in writing by an authorized representative of each such party. The failure of a party to this Agreement to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

12. Successors. This Agreement and all the obligations and benefits hereunder shall inure to the successors and permitted assigns of the parties.

13. Entire Agreement. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and supersedes any prior communication or agreement with respect thereto.

14. Specific Performance. The parties hereto agree that irreparable damage would occur if the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which such party is entitled.

15. Severability. If in any proceedings a court shall refuse to enforce any provision of this Agreement, then such unenforceable provision shall be deemed eliminated from this Agreement for the purpose of such proceedings to the extent necessary to permit the remaining provisions to be enforced. To the full extent, however, that the provisions of any applicable law may be waived, they are hereby waived to the end that this Agreement be deemed to be valid and binding agreement enforceable in accordance with its terms, and in the event that any provision hereof shall be found to be invalid or unenforceable, such provision shall be construed by limiting it so as to be valid and enforceable to the maximum extent consistent with and possible under applicable law.

16. Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile or electronic mail and receipt is confirmed, at the facsimile telephone number or email address specified in this Section 16, prior to 5:00 p.m., New York City time, on a Business Day, (ii) the first Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section 16 (x) at or after 5:00 p.m., local time of the receiving party, on a Business Day or (y) on a day that is not a Business Day, (iii) when received, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required or permitted to be given. The address for such notices and communications (unless changed by the applicable party by like notice) shall be as follows:

If to Sponsor:

c/o TPG Capital, L.P.

345 California Street, Suite 3300, San Francisco, CA 94104

Attention: Ronald Cami, Esq.

Telephone No.: (415) 743-1532

Facsimile No.: (415) 743-1501

Email address: rcami@tpg.com

with copies (which shall not constitute notice or constructive notice) to:

Cleary Gottlieb Steen & Hamilton LLP

Twin Towers - West (23Fl), Jianguomenwai Da Jie

Chaoyang District

Beijing 100022, China

Attention: Ling Huang

Telephone No.: (86) 10 5920-1000

Facsimile No: (852) 2160-1087

Email address: lhuang@cgsh.com

and

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Attention: Victor Lewkow

Telephone No.: (212) 225-2000

Facsimile No: (212) 225-3999

Email address: vlewkow@cgsh.com

If to Significant Stockholder:

Qiao Yang

Shanghai Fosun Pharmaceutical Group Co., Ltd.

9th Floor, No.2 East Fuxing Road

Shanghai 200010, PRC

Telephone No.: +86 21 23138000*8185/23128185

Facsimile No.: +86 21 23138127

Email address: yangq@fosunpharma.com

with a copy (which shall not constitute notice or constructive notice) to:

Baker & McKenzie LLP

Suite 3401, China World Tower 2

China World Trade Center, 1 Jianguomenwai Dajie

Beijing 100004, China

Attention: Chengfei Ding

Telephone No.: :+86 10 6535 3928

Facsimile No: +86 10 6505 2309

Email address: chengfei.ding@bakermckenzie.com

17. Counterparts. This Agreement may be executed in any number of counterparts and by each of the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which together shall constitute one and the same agreement.

18. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Hong Kong SAR without giving effect to the principles thereof relating to the conflicts of laws.

19. Dispute Resolution. The parties intend that all disputes, controversies or claims among the parties arising out of or relating to this Agreement (each, a “Dispute”) shall be finally settled by arbitration in Hong Kong using the English language administered by the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the HKIAC Administered Arbitration Rules then in effect, except as they may be modified in this Agreement or by agreement of the parties to the arbitration. The arbitration shall be resolved by a panel of three (3) arbitrators. Parent and Sponsor, collectively, and Significant Stockholder, collectively, shall each be entitled to, and shall, appoint one arbitrator each within twenty one (21) days of the notice of arbitration, failing which the appointment shall be made by the Chairman of HKIAC. The third arbitrator shall be appointed by the other two arbitrators within fifteen (15) Business Days of the appointment of the second arbitrator, failing which the appointment shall be made by the Chairman of HKIAC. The arbitrators shall have the authority to grant specific performance, and to allocate between the parties the costs of arbitration in such equitable manner as the arbitrators may determine. The prevailing party in the arbitration shall be entitled to receive reimbursement of its reasonable expenses incurred in connection therewith. Judgment upon the award so rendered may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of any award and an order of enforcement, as the case may be. Notwithstanding the foregoing, any party shall have the right to institute a legal action in a court of proper jurisdiction for injunctive relief and/or a decree for specific performance pending final settlement by arbitration.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

TPG ASIA VI, L.P.

By:	TPG Asia GenPar VI, L.P., its general partner

By:	TPG Asia GenPar VI Advisors, Inc., its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

FOSUN INDUSTRIAL CO., LIMITED

By:

By:	/s/ Qiyu Chen
Name:	Qiyu Chen
Title:	Chairman of the Board of Directors

HEALTHY HARMONY HOLDINGS, L.P.

By:	Healthy Harmony GP, Inc., its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President